News
Release
NORTHGATE MINERALS CORPORATION
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateminerals.com

NORTHGATE CONTINUES TO INTERSECT HIGHER GRADE GOLD INTERVALS
AT YOUNG-DAVIDSON US$28 MILLION PROGRAM PLANNED IN 2007

VANCOUVER, November 30, 2006 - Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) today announced assay results for eight additional diamond drill holes at its Young-Davidson property near the town of Matachewan, Ontario.

Exploration Highlights

  Hole 23 in the Lower YD Zone intersected 31.1 metres averaging 3.70 grams per tonne (gpt) gold, including 6.7 metres of 7.14 g/t.

  Hole 21A in the Lower YD Zone returned 3.66 g/t gold over 33.2 metres including 9.8 metres of 6.30 g/t.

  Hole 20C in the Lower Boundary Zone returned 4.14 g/t gold over 36.7 metres including 8.33 g/t over 8.4 metres.

  Hole 16C in the Lower Boundary Zone 3.26 g/t gold over 20.6 metres including 5.8 metres of 5.95 g/t.

Ken Stowe, President and Chief Executive Officer, remarked, "Our most recent drill results continue to demonstrate the considerable potential of the Young-Davidson property. Both the Lower Boundary Zone and Lower YD Zone are continuing to develop nicely in a manner that will support low-cost bulk mining. Due to the significance of the most recent assay results, we have decided to include them in the NI 43-101 resource estimate that we had originally expected to release by the end of November. As a result of this decision, the release of the updated resource estimate will be delayed until the middle of December."

"Looking forward to 2007, we have budgeted US$28 million for work at Young-Davidson, which will include the construction of an underground ramp, dewatering of the existing No. 3 shaft, and exploration drilling and various engineering studies that will form the basis for a pre-feasibility study that we expect to complete by the end of the third quarter. Our project team has recently awarded the contract for underground ramp development and shaft dewatering and mobilization of men and material has already begun."

OVERVIEW OF YOUNG-DAVIDSON EXPLORATION AREA

Gold mineralization on the Young-Davidson property is present primarily in an intrusive syenite host rock dipping at approximately 70 degrees to the south. Figure 1, shown below, presents known underground resource areas (darker shaded areas), potential new resources defined by 2006 drilling (lighter shaded areas),historic mine workings and simplified geology along with the pierce points for the holes drilled so far this year. Elevations in the longitudinal section are based on an artificial mine grid where the surface is defined as 8,000 feet.

Figure 1: Young-Davidson Property (Vertical, North Looking, Longitudinal Section)

1000 E
2000 E
3000 E
4000 E
5000 E
6000 E
7000 E
8000 L
No. 1 Shaft
No. 3 Shaft
7000 L
6000 L
5000 L
4000 L
3000 L
Upper Boundary Zone
Lucky Zone
Lower YD Zone
Lower Boundary Zone
Exploration Area
YD06-07
YD06-14
YD06-10
YD06-12
YD06-08
YD06-05
YD06-03
YD06-19
YD06-18
YD06-11
YD06-04
YD06-15
YD06-13
YD06-23
YD06-22
YD06-24
YD06-25
YD06-16 (UZ)
YD06-01C
YD06-17 (UZ)
YD06-01D
YD06-17B (UZ)
YD06-16C (UZ)
YD06-01B
YD06-17 (LZ)
YD06-17B (LZ)
YD06-01A
YD06-02
YD06-21A
YD06-01
YD06-20C
YD06-09
YD06-16A
YD06-16C
YD06-20B
YD06-21
YD06-16
YD06-16B
YD06-20A
Long Section
Looking North
Mined Out Area
Micon Resources
Potential New Resources
Exploration Area
Pierce Point 2006
Holes Reported on This Release
Diabase Dyke
Syenite
Mafic Flow
Timiskaming Sediments

DRILLING RESULTS

Collar co-ordinates for the reported drill holes are listed in Appendix 1 and assay results for selected mineralized intervals are reported in Tables 1 and 2.

Lower YD Zone

Hole YD06-21A intersected 113.2 metres averaging 1.78 g/t gold. Toward the bottom of this interval a 33.2 metre section averaged 3.66 g/t including 16.5 metres of 4.62 and 9.8 metres of 6.30 g/t. This hole intersected the zone about 55 metres up-dip from Hole 21. The similarity in spatial location, thicknesses and grades to Hole 21 confirms the continuity of the gold mineralization in this area.

Holes YD06-23 and 24 were drilled on either side of Hole 22 on the 5,400 level. Hole 23, the most westerly hole drilled to date, returned 3.70 g/t gold over 31.1 metres including 15.9 metres of 4.75 g/t and 6.7 metres of 7.14 g/t. Hole 24 to the east of Hole 22 intersected a 79.3 metre thick section averaging 1.58 g/t. In Hole 24, two zones are present, an upper zone of 13.1 metres grading 3.73 g/t including 4.2 metres of 8.32 g/t and a lower zone of 7.6 metres grading 3.66 g/t gold.

Hole YD06-25 was drilled about 80 metres east of Hole 24 in an attempt to define the eastern extent of the Lower YD Zone. The drill hole intersected an upper zone of 3.02 g/t Au over 6.1 metres and a lower zone of 1.01 g/t Au over 27.5 metres including 2.38 g/t Au over 4.3 metres.

Holes YD06-21B and 21C were abandoned due to technical difficulties.

The intersections in Holes 17, 17B, 21, 21A, 22, 23 and 24 outline a mineralized body 150 metres along strike, 5 to 30 metres thick and at least 400 metres down-dip. The Lower YD Zone remains open to the east, west and at depth.

Table 1: Assay Results from Lower YD Zone

Hole	From	To	Core	Core	TRUE	Au	Au
ID			Length	Length	Thickness	Uncut	(Cut to 34.28 g)
	(ft)	(ft)	(ft)	(m)	(m)	g/tonne	g/tonne
YD06-21A	3,879.8	4,251.0	371.2	113.2	100.0	1.78	1.73
Incl	4,058.0	4,251.0	193.0	58.8	52.2	2.73	2.62
Incl	4,063.0	4,172.0	109.0	33.2	29.5	3.66	3.47
Incl	4,118.0	4,172.0	54.0	16.5	14.6	4.62	4.23
Incl	4,140.0	4,172.0	32.0	9.8	8.7	6.30	5.64

YD06-23	2,958.0	3,060.0	102	31.1	19.6	3.70	3.70
Incl	2,963.0	3,015.0	52.0	15.9	9.9	4.75	4.75
Incl	2,963.0	2,985.0	22.0	6.7	4.2	7.14	7.14

YD06-24	2,642.0	2,902.0	260.0	79.3	62.8	1.58	1.58
Incl	2,642.0	2,685.0	43.0	13.1	9.1	3.73	3.73
Incl	2,652.0	2,665.8	13.8	4.2	2.9	8.32	8.32
Incl	2,877.0	2,902.0	25.0	7.6	5.4	3.66	3.66

YD06-25	2,748.3	2,498.4	20.1	6.1	3.0	3.02	3.02
	3,031.5	3,121.8	90.3	27.5	13.9	1.01	1.01
Incl	3,043.6	3,057.6	14.0	4.3	2.1	2.38	2.38
Incl	3,104.3	3,121.8	17.5	5.3	2.7	2.34	2.34

Lower Boundary Zone

Hole YD06-16C intersected 2.15 g/t gold over 58 metres including 20.6 metres of 3.26 g/t and 5.8 metres of 5.95 g/t. This hole is a wedge deflection from Hole YD06-16 and intersected the Lower Boundary Zone 140 metres above and 60 metres east of the parent hole, and 30 metres below and 10 metres west of Hole 16A. This hole also intersected a hanging wall zone that assayed 4.08 g/t gold over 4.9 metres.

Drill Hole 20A, the deepest drill hole on the property to date, returned 2.35 g/t gold over 19.2 metres including 7.8 metres of 4.47 g/t. Due to a problem during drilling 2.3 metres of core from this high-grade interval were not recovered.

Hole 20B returned 53.4 metres of 1.85 g/t gold including 28.9 metres of 2.08 g/t, 16.1 metres of 2.27 g/t and 3.1 metres of 3.77 g/t.

Hole 20C returned 36.7 metres of 4.14 g/t gold including 17.7 metres of 6.04 g/t within which there was an 8.4 metre interval of 8.33 g/t.

Hole 16B deviated too far to the east and intersected a dyke at the mineralized zone level and did not return any significant assays.

Drilling to date suggests the Lower Boundary Zone is at least 275 metres along strike, 5 to over 30 metres thick and over 300 metres down-dip. The zone remains open to the east, west and at depth.

Table 2: Assay Results from Lower Boundary Zone

Hole	From	To	Core	Core	TRUE	Au	Au
ID			Length	Length	Thickness	Uncut	(Cut to 34.28 g)
	(ft)	(ft)	(ft)	(m)	(m)	g/tonne	g/tonne
YD06-16C	3,579.0	3,595.0	16.0	4.9	4.2	4.08	4.08
	4,297.6	4,487.8	190.2	58.0	50.9	2.15	2.15
Incl	4,327.0	4,394.5	67.5	20.6	18.1	3.26	3.26
Incl	4,339.0	4,358.0	19.0	5.8	5.1	5.95	5.95

YD06-20A	4,280.1	4,343.0	62.9	19.2	13.7	2.35	2.35
Incl	4,305.0	4,330.7	25.7	7.8	5.6	4.47	4.47

YD06-20B	3,905.0	4,080.1	175.1	53.4	41.4	1.85	1.85
Incl	3,985.0	4,080.1	95.1	28.9	22.6	2.08	2.08
Incl	4,022.0	4,075.0	53.0	16.1	12.6	2.27	2.27
Incl	4,070.0	4,080.1	10.1	3.1	2.4	3.77	3.77

YD06-20C	3,820.7	3,941.0	102.3	36.7	31.2	4.14	4.14
Incl	3,883.0	3,941.0	58.0	17.7	15.1	6.04	6.04
Incl	3,883.0	3,910.7	27.7	8.4	7.2	8.33	8.33

Quality Control - Analyses and Sample Location

Details of Quality Control and drill-hole survey methodology are reported in Northgate's April 10, 2006 news release that is filed on SEDAR (www.sedar.com) and may also be accessed on the Northgate website (www.northgateminerals.com).

Qualified Persons

The program design, implementation, Quality Assurance/Quality Control and interpretation of the results is under the control of Northgate Minerals Corporation geological staff that includes a number of individuals who are qualified persons as defined under NI 43-101. Overall supervision of the program is by Carl Edmunds PGeo, Northgate's Manager of Exploration.

* * * * * * *

Note to US Investors:

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this news release are Canadian mining terms as defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.

* * * * * * *

About Northgate:

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold and the Young-Davidson property in northern Ontario with a total resource base of 1.5 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

* * * * * *

Forward-Looking Statements

This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2005 Annual Report and under the heading "Risk Factors" in Northgate's 2005 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe	Mr. Jon A. Douglas
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
416-216-2772	416-216-2774

Appendix 1: 2006 Drill Hole Locations

				Collar	Collar
Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Depth
YD06-01	3,500	477	7,920	358.7	-70	4,083.3
YD06-01A	3,500	477	7,920	358.7	-70	3,874.7
YD06-01B	3,500	477	7,920	358.7	-70	3,976.4
YD06-01C	3,500	477	7,920	358.7	-70	3,897.6
YD06-01D	3,500	477	7,920	358.7	-70	3,965
YD06-02	3,997	1,001	7,898	7.7	-74.8	3,799.2
YD06-02A	3,997	1,001	7,898	7.7	-74.8	2,204.7
YD06-03	4,112	1,843	7,928	2.4	-55.9	1,587.9
YD06-04	4,112	1,841	7,929	353.5	-70	1,617.4
YD06-05	3,853	1,182	7,891	358	-80	1,102.6
YD06-06	4,302	1,870	7,937	1.5	-56.2	1,614.2
YD06-07	4,179	2,404	7,959	0	-55	974.4
YD06-08	3,850	1,700	7,900	355	-55	1,446.9
YD06-09	3,839	1,187	7,895	0	-80	3,914
YD06-10	3,850	1,700	7,900	315	-55	1,909.4
YD06-11	2,975	1,925	7,901	360	-70	2,110.3
YD06-12	2,777	2,344	7,916	0	-72	1,282.8
YD06-13	3,500	1,200	7,874	0	-70	3,490.8
YD06-14	2,975	2,000	7,880	0	-50	1,486.2
YD06-15	2,630	1,718	7,880	0	-70	2,181.6
YD06-16	3,023	46	7,826	359	-70	5,223.8
YD06-16A	3,023	46	7,826	359	-70	5,098.4
YD06-16C	3,023	46	7,826	359	-70	4,694.9
YD06-17	1,777	782	7,920	0	-70	4,133.9
YD06-17A	1,777	782	7,920	0	-70	1,830.7
YD06-17B	1,777	782	7,920	0	-70	3,980.3
YD06-18	2,630	1,718	7,880	0	-60	1,849
YD06-19	2,400	1,900	7,875	356	-55	1,879.9
YD06-20	3,714	232	7,787	0	-70	95.1
YD06-20A	3,714	232	7,787	0	-70	4,893.1
YD06-20B	3,714	232	7,787	0	-70	4,351.9
YD06-20B	3,714	232	7,787	0	-70	4,238.8
YD06-21	1,354	469	7,973	0	-70	4,724.4
YD06-21A	1,354	469	7,973	0	-70	4,940.9
YD06-22	1,777	1,075	7,920	0	-70	3,454.7
YD06-23	1,596	1,082	7,932	0	-70	3,631.9
YD06-24	1,965	1,067	7,907	0	-70	3,385.8
YD06-25	2,204	1,109	7,913	0	-70	3,277.6

Note: Bolded holes are reported herein, other holes are previously reported or still in progress.